David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

April 28, 2010

Mr. Jay Williamson
Securities And Exchange Commission
Washington, DC 20549

Mail Stop 3561

Re:           Acquired Sales Corp.
Form 10-K
Filed December 30, 2009
File No. 000-52520

Dear Mr. Williamson:

Per your voicemail request, we have filed with this correspondence those pages of Acquired Sales Corp.’s 2009 10-K/A containing amendments. The additions are highlighted for your review convenience, but deletions are not highlighted.  The narrative summaries of the relevant amendments set out in our March 24, 2010 correspondence may also be of use to you in your review. Thank you again for your attention to the filing. We will endeavor to promptly address any other questions or concerns. In responding to your comments, the company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.
David S. Hunt
Attorney for Acquired Sales Corp.